Exhibit 2
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Storage Trust Realty                 For more information contact:
2407 Rangeline Street                Mike Burnam, Chief Executive Officer
Columbia, MO 65202                   OR
573-499-4799                         Steve Dulle, Chief Financial Officer
573-422-5554 fax

Press Release

               STORAGE TRUST REALTY ANNOUNCES APPOINTMENT OF
                        MERRILL LYNCH AS ADVISOR AND
                    ADOPTION OF SHAREHOLDER RIGHTS PLAN

         COLUMBIA, Missouri (August 10,1998) Storage Trust Realty announced today that it has engaged Merrill Lynch to assist the Company in exploring its strategic alternatives, which will include the Company continuing to discuss the proposal it received from Public Storage, Inc.

         Storage Trust also announced that at its regularly scheduled Board Meeting on Friday, August 7, 1998, the Board of Trustees authorized the adoption of a shareholder rights plan, which had been previously set for consideration at this Board Meeting, designed to enhance the ability of all of the Company's shareholders to realize the long-term value of their investment. The rights plan is designed to require a person or group seeking to gain control of the Company to offer a fair price to all the Company's shareholders. The rights will not interfere with any merger, acquisition or business combination that the Company's Board of Trustees finds is in the best interest of the Company and its shareholders.

         In connection with the adoption of the rights plan, the Board declared a dividend distribution of one right for each outstanding common share on August 21, 1998. The rights will not become exercisable unless someone acquires 15% or more of the Company's common shares, or begins a tender offer that would result in the person owning 15% or more of the common shares. At that point, each right would entitle the holder, other than the person who triggered the rights, to purchase either Storage Trust common shares or shares of an acquiring entity at a 50% discount to the market price. Storage Trust noted that the rights can be redeemed by the Board of Trustees.

         Storage Trust Realty is a fully integrated, self-managed and self-administered real estate investment trust headquartered in Columbia, Missouri, engaged in the management and ownership of 236 self-storage stores located in 16 states totaling approximately 12.5 million net rentable square feet and 110,000 units.

         Additional information on the Company can be obtained at our website at www.storagetrust.com